

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 11, 2016

Via E-mail
Craig Laurie, Chief Financial Officer and Director
Brookfield Business Partners Limited
73 Front Street, 5th Floor
Hamilton, HM 12 Bermuda

> **Re:** **Brookfield Business Partners L.P.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed December 21, 2015**
> **File No. 333-207621**

Dear Mr. Laurie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you did not file on EDGAR a redlined copy of your Form F-1 with all changes effected by the amendment clearly marked. In future amendments, please file a copy of the amendment, which clearly and precisely marks all changes. See Rule 472 of Regulation C and Item 310 of Regulation S-T.

Registration Statement on Form F-1 as Amended filed December 21, 2015

Ownership and Organizational Structure, page 11

2. Please add disclosure here or elsewhere in the Summary to disclose that Holding LP will make regular quarterly distributions to Brookfield in respect of the Special LP Units and Redemption-Exchange Units, and to the company in respect of the Managing GP Units.

You may also wish to cross reference the more detailed disclosure of the entire distribution waterfall on pages 153 and 154.

The Spin-Off, page 51

3. We note that one purpose of the spin-off is to facilitate large-scale transactions outside of property, renewable energy and infrastructure. Please elaborate, here or elsewhere in the prospectus, on the company's plans to broaden its operations and investments into other industries.

4. Please explain how the spin-off will achieve the objective of providing greater transparency from Brookfield as a global alternative asset manager.

Distribution Policy, page 55

5. We note your response to comment 10 in our letter dated November 24, 2015; however, based on the current disclosures related to Holdings LP, please clarify if the Redemption-Exchange units, also held by Brookfield, will be entitled to receive cash distributions equal to the cash distributions to be received by your limited partners.

Unaudited Pro Forma Financial Statements, page 57

Notes to the Unaudited Condensed Combined Carve-Out Pro Forma Financial Statements, page 62

6. In regard to the pro forma statements of operating results on pages 60 and 61, please clarify how and why net income related to GrafTech is allocated to interests of others in consolidated subsidiaries for each period presented based on the disclosure that your company acquired 100% of GrafTech's common stock.

7. Please refer to note (1) on page 62. We note your response to comment 13 in our letter dated November 24, 2015; however, it remains unclear why you believe your pro forma statements of operating results are not required to reflect interest expense related to acquisition debt you incurred or how you determined the debt is expected to be repaid within twelve months.

8. Please refer to note (2) on page 63. Given that your pro forma financial statements reflect your acquisition of Clearwater, it is unclear why you believe the gain you recorded in your historical financial statements when you acquired Clearwater is not required to be eliminated from the pro forma statement of operating results for the period ended September 30, 2015. It appears your bargain purchase gain will not have a continuing impact.   Please clarify or revise.

9. Please refer to note (4) on page 65 and your response to comment 14 in our letter dated November 24, 2015. Please more fully explain why Brookfield will hold its economic

interest through limited partner units and REUs. Please also explain if and how changes in the market value of REUs will be recorded and accounted for in your financial statements.

10. Please refer to note (5) on page 65 and your response to comment 12 in our letter dated November 24, 2015. Please explain how you determined the amount of the "Incentive Distribution Threshold" and how incentive distributions will be recorded and accounted for in your financial statements.

11. Please refer to note (8) on page 66. There appears to be a lack of correlation between the figures for the pro forma standardized measure of discounted future net cash flows and the changes in the pro forma standardized measure of discounted future net cash flows as of December 31, 2014 relating to the Clearwater acquisition provided on page 68 and such figures provided elsewhere on page F-162 and F-163, respectively. Please modify your disclosures as necessary to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation.

Business, page 70

Production and Price History, page 79

12. We note your response to comment 18 in our letter dated November 24, 2015 and your explanation for the disclosure of production in terms of gross figures (e.g. net of the interests due to other, but before deductions of royalties). Please expand the disclosure on page 79 to additionally present your production figures after the deduction for royalties consistent with the disclosure of such figures provided as supplemental oil and gas information elsewhere on page F-46.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 97

13. We note your response to comment 24 in our letter dated November 24, 2015.   Please expand your liquidity section to include disclosure of the amounts and locations of your cash, similar to the presentation you provided in your response.

14. We note your cash is located in various tax jurisdictions with differing tax rates. Please expand your liquidity disclosure to address the potential tax consequences (if any) of repatriating cash from foreign tax jurisdictions. To the extent you believe cash is indefinitely reinvested in foreign entities and is not likely to be repatriated for any foreseeable purpose, please disclose that viewpoint.

15. Based on the significant increase in borrowing during the interim period, please consider updating your table of contractual obligations.

Management and Our Master Services Agreement, page 128

Management Fee, page 131

16. According to section 7.1 of the Master Services Agreement, the base management fee
will not be reduced by any incentive distributions payable by a Service Recipient or
operating entity or other fees payable for financial advisory, operations and maintenance,
development, operations management and other services. Please revise to elaborate on
what services or relationships are likely to be rendered or entered into that would give
rise to distributions and fees that will not reduce the base management fee.

17. According to section 7.4.1 of the Master Services Agreement, responsibility for payment
of the base management fee is allocated among the Holding Entities based on a
percentage of the amount of equity and debt capitalization that Holding LP has provided
to the entity. However, the amount of the base management fee itself is based on the
same percentage of the trading price or fair market value of the Units and of other
Securities (as defined in the agreement) on an exchange or public quotation system, or as
otherwise determined by the BBP General Partner, which you refer to as "Total
Capitalization". Please clarify how the total equity and debt capitalization provided by
Holding LP to the Holding Entities relates to the market-value based calculation of Total
Capitalization.

Relationship with Brookfield, page 134

18. We note your disclosure that if you invest in or alongside Brookfield funds, you may pay
a base management fee that is comparable to the base management fee under the Master
Services Agreement, and that this would serve to reduce the base management fee under
the Master Services Agreement. If, as suggested in your response to comment six of our
letter dated November 24, 2015, Brookfield might be entitled to incentive or performance
income or carried interest participation in assets underlying funds in which you invest,
please disclose this as well. Please also clarify, if true, that there would be no similar
reduction in base management fee for these items.

Description of the Holding LP Limited Partnership Agreement, page 152

Distributions, page 153

19. In the first bullet point in the Regular Distribution Waterfall, please clarify whether the
amount of "expenses and outlays for the quarter properly incurred" includes amounts
payable to Brookfield, the Service Providers or any of their affiliates, including the base
management fee and any other fees or incentive distributions that do not reduce the base
management fee.

Consolidated Financial Statements

Note 2. Significant Accounting Policies, page F-10

(i) Property, plant and equipment, or PP&E, page F-12

20. Please tell us the source of GAAP you are using as the basis for your oil and gas
    accounting policy and whether you are applying a full-cost or successful efforts method.

21. Based on your inclusion of future development costs in your depletable cost base for
    depletion determinations, it appears you may be using a "full-cost" method of accounting
    for your oil and gas activities.   If true, please explain to us why you believe a full-cost
    method is consistent with the principles of the IFRS framework. To the extent you are
    following a successful efforts method, please tell us your basis for including future
    development costs in your depletable cost base and why you believe the inclusion of
    future development costs is also consistent with the guidance found in IAS 16.

22. We note your accounting policy states that you use proved plus probable reserves in your
    depletion calculations.   Please tell us your basis for concluding that the inclusion of
    probable reserves is appropriate in your depletion calculations.

23. Please tell us whether you are using oil and gas reserves determined under U.S. or
    Canadian standards in your DD&A calculations.

Note 9. Subsidiaries, page F-26

24. Please reconcile the amounts related to non-controlling interests in note 9 with the
    amounts included in your consolidated financial statements.

Supplementary Information on Oil and Gas (Unaudited), page F-45

Net Proved Reserves, page F-45

25. We note your response to comment 38 in our letter dated November 24, 2015. We
    reissue our comment in part as your revised disclosure does not appear to provide an
    explanation of the significant changes for the period ending December 31, 2013 relating
    to revisions of previous estimates (representing a change of 3,557 out of 13,259 Mboe at
    the beginning of the year or a 27% change) and the changes relating to extensions and
    discoveries (representing a change of 4,667 Mboe out of 13,259 Mboe at the beginning of
    the year or a 35% change). Please expand your disclosure to provide an explanation for
    each of the individual line items representing a significant change in net proved reserves
    to comply with the disclosure requirements pursuant to FASB ASC 932-235-50-5.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-47

26. We note your response to comment 39 in our letter dated November 24, 2015 which states that "because of tax offsets, we do not anticipate any taxable income in the periods presented". Please explain this portion of your response as it is unclear what periods you are referring to. As the Standardized Measure contemplates the full life of your reserves, please tell us and disclose whether or not you expect to incur income taxes in any future periods relating to your proved oil and gas reserves.

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-47

27. There appears to be a lack of correlation between the figures for the standardized measure of discounted future net cash flows for the periods ending December 31, 2014, 2013 and 2012 and such figures shown as the beginning and ending balances used to reconcile the changes in the standardized measure of discounted future net cash flows for each of the referenced periods. For example, we note the standardized measure of discounted future net cash flows as of December 31, 2013 and as of December 31, 2014 are disclosed as $237 and $588 million, respectively while the balance at the beginning and end of 2014 used to reconcile the changes in the standardized measure are disclosed as $222.3 million and $556.8 million, respectively. Please modify your disclosures as necessary to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation.

Note this comment also applies to the figures used to present the changes in the standardized measure of discounted future net cash flows relating to the Predecessor entities provided on page 68.

Note 3. Acquisition of Businesses, page F-57

28. In regard to the acquisitions during the interim period, please address the following: explain why the acquisition under other business services has any amount allocated to non-controlling interest since it appears your company now owns 100% of this entity; tell us the significant assumptions used in the cash flow analysis to determine the fair value of the reserves acquired under energy; and, based on the narrative disclosures, explain how the amount allocated to non-controlling interest under other industrial operations was determined.

Note 5. Financial Assets, page F-63

29. If applicable, please disclose the remaining carrying value of the shares of the Greek bank that you hold.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-mail
     Mile Kurta, Esq.